FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

510, 703 — 6 Ave. S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES
Three months ended March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: May 30th, 2006	By:	/s/ David K. Lifschultz
Title: Chief Executive Officer

Genoil Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL
POSITION
The following Management’s Discussion and Analysis (MD&A) of financial results as provided by the management of Genoil Inc. (“Genoil” or the “Company/Corporation”) should be read in conjunction with the unaudited interim consolidated financial statements and notes for the three months ended March 31, 2006 and 2005 and with the audited consolidated financial statements and notes for the year ended December 31, 2005. This commentary is based upon information available to May 21, 2006.
This MD&A complements and supplements the disclosures in our audited consolidated financial statements which have been prepared according to Canadian generally accepted accounting principles (“GAAP”).
References to “we”, “us” and “our” in this MD&A are to the Company and all references to dollars are in Canadian dollars, unless otherwise indicated. Additional information relating to the Company is available on SEDAR at www.sedar.com.
FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION
Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are included under “Business Prospects and Outlook” and elsewhere in this MD&A. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.
The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
BUSINESS OF THE CORPORATION
Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the “Genoil Hydroconversion Upgrader” or “GHU”. The pilot upgrader has progressed through the development stage and the costs of commercialization are being expensed. The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries, while raising capital by way of capital stock private placements and short-term loans to fund its near term operations.
Silver Eagle Refining
Silver Eagle (SE) indicated their intent to terminate the Silver Eagle (SE) – Genoil Inc. Hydrocracking Process Agreement on December 20, 2005. Subsequently, Genoil arranged for a potential buyer to contact SE with the objective of a transfer of ownership in the subject refinery; however, to date, this action has not resurrected the Agreement.
Lukoil Testing
In August 2004 Lukoil-Komi LLC, a wholly-owned subsidiary of OAO Lukoil, based in the Republic of Komi, Russian Federation, approached Genoil expressing interest in constructing a field hydroconversion unit at its Yarega deposit. Initial interest was shortly followed by a request to conduct a series of tests using its bitumen from the Yarega deposit using the Genoil Hydroconversion Unit (GHU). For that purpose Lukoil-Komi shipped 150 barrels of Yarega bitumen to Two Hills.
Upon completion of the tests, the management of Lukoil-Komi was presented with an extensive report describing results of the tests and their operational conditions. A full crude assay was conducted by an independent laboratory using the sample, and the results exceeded the requirements formulated by Lukoil-Komi. Genoil’s engineers in collaboration with engineers at Stantec provided Lukoil-Komi with a pre-feasibility study that included a cost estimate for the proposed plant and a description of its configuration and the scope of supply.
Management has had several detailed and serious discussions with representatives of Lukoil. The project is actively being considered by Lukoil at this time.
Surge Global Energy Inc.
The Company signed a letter of intent with Surge Global. Surge Global controls a large amount of heavy oil reserves in the Athabasca Oil Sands region of Alberta. Genoil and Surge Global intend to build a hydroconversion upgrader (GHU) at Sawn Lake. The first step in this is to conduct a feasibility study. The testing of the Sawn Lake crude at the GHU pilot facility in Two Hills, Alberta, will begin after the production pilot tests being conducted by Surge Global are completed.
Presently, Surge Global is awaiting testing results to determine whether or not lifting the oil is economically feasible. Given economic test results, Genoil will undertake a cost estimate for the appropriate upgrading facility. Upon approval by Surge Global, the construction process will be initiated.
Velox Corporation
Through Velox (a corporation which Genoil controls), Genoil has proprietary rights to a hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Velox has licensed this patented technology on an exclusive basis for applications in the oil industry. Also, Velox has developed a ballast cleaner, using the same hydrocyclone technology that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world’s waters. Black Sea mussels have, in the past, been transported from that sea to the Great Lakes greatly damaging the Great Lakes with a mussel contagion that could not be stopped and inflicted great ecological damage. In view of this, international shipping regulations are predicted to require ships to adopt cleaning systems that will eliminate similar threats. Velox has built a prototype unit to cope with this problem. Preparations are currently underway for a test by the United States Coast Guard. Given successful test results, the contracting process will begin with Teekay Shipping Lines. The market has been estimated, in press reports, to be potentially in the neighbourhood of ten billion dollars.
Maxis Oil Water Separator
Genoil’s Maxis uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions. The flexibility and versatility of Maxis technology allows the Maxis to be applied in a wide variety of industries and applications. Genoil will continue its product development phase for Maxis technology and begin work to apply Maxis to water cleanup and environmental cleanup applications as a part of its continued Maxis product development plan.
Southwest Research Institute is currently developing a comprehensive test program for the Maxis. After this protocol has been established, substantial testing will be done to evaluate the Maxis and to further fine tune the Maxis product line prior to its introduction to major oil companies planned for 2006.
A major foreign oil company is presently evaluating the acquisition of its first unit.
Crystal Oily Water Separators
Genoil’s Crystal water separator is a compact unit that is able to handle smaller volumes using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil-water separation technology. Genoil is now building a prototype for testing with the U. S. Coast Guard and has presented it to a major tanker line. If the Coast Guard certifies the new bilge cleaner, Genoil will be able to commence marketing the technology. The bilge cleaner has an 84,000 ship market as all ships which ply the international waters must be outfitted with a device of this nature.
Corporate Risks
None of the Company’s technologies are currently generating any revenue. The Corporation has accumulated losses of over $32 million to date and is not realizing any cash from operations, as it has not attained commercial operations from its various patents and technology rights.
The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.
The Company’s securities trade on both the TSX Venture Exchange (GNO) and the NASDAQ OTC Exchange (GNOLF).

Selected Quarterly Data $
	2Q-2005	3Q-2005	4Q-2005	1Q-2006

Expenses	2,820,304	1,555,552	4,291,833	2,068,812
Interest and other income	2,287	181	(733,718)	614
Loss	(2,818,017)	(1,555,371)	(5,025,551)	(2,068,198)

Loss per share	(0.02)	(0.01)	(0.02)	(0.01)
Cash flow from operations	(1,193,644)	(1,120,451)	(1,697,617)	(1,620,448)
Cash flow per share	(0.01)	(0.01)	(0.01)	(0.01)

Working capital (deficiency)	(1,211,156)	(1,698,078)	(2,700,315)	(2,243,429)
Long Term Debt	2,006,500	2,102,072	2,033,199	2,128,771
Total assets	8,267,977	7,813,496	6,155,904	6,161,181
Deficit	23,292,524	24,847,895	29,873,446	31,941,644

During the first quarter of 2006, the Company recognized interest revenues of $614 from short-term investment of its cash balances.

Selected Quarterly Data $
	2Q-2004	3Q-2004	4Q-2004	1Q-2005

Expenses	2,692,609	2,971,395	1,583,296	2,331,224
Interest and other income	—	—	—	16,792
Loss	(2,692,609)	(2,971,395)	(1,583,296)	(2,258,324)

Loss per share	(0.01)	(0.02)	(0.01)	(0.01)
Cash flow from operations	(256,052)	(549,885)	(375,663)	(1,938,241)

Working capital (deficiency)	(3,784,036)	(5,121,092)	(167,558)	(1,035,489)
Long Term Debt	—	—	1,815,356	1,910,928
Total assets	8,590,845	6,686,191	12,702,995	9,538,845
Deficit	14,395,434	17,366,829	18,950,125	20,474,507

CONTRACTUAL OBLIGATIONS
In accordance with terms of an arrangement entered into with a supplier pertaining to the provision and commission of a hydrogen generator relating to the operation of the Pilot Upgrader, the Company has recorded in its accounts payable a disputed liability of $137,491.
The Company has the below-listed operating lease commitments:

Time Period	(000’s	)

Less than 1 year	111.0
1 – 3 years	14.1
4 – 5 years	—

Total contractual obligations	125.1

CASH USED IN OPERATIONS AND LOSS
Genoil’s operations used $1,620,448 of cash for the quarter ended March 31, 2006, a $317,793 decrease from the $1,938,241 consumed in the same period of 2005. The Company is actively pursuing contracts for its GHU and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative in the near term.

	Q1 2006	Q1 2005

Cash used in operations - Quarterly	$1,620,448	$1,938,241

For the quarter ended March 31, 2006, the loss from operations was $2,040,893 compared to $2,258,324 for the same period in 2005. The period over period decrease in loss is primarily due to the operating costs associated with (i) the Lukoil testing, (ii) the pilot upgrader, offset by higher expenses for administration, new additional executive management and their respective compensation, and an increased marketing initiative of the Genoil technologies.

	2006	2005

Net loss:	$(2,068,198)	$(2,258,324)

Basic	$(0.01)	$(0.01)

Diluted	$(0.01)	$(0.01)

REVENUE AND EXPENSES
Interest revenue of $614 was recognized in the first quarter of 2006 (2005 – 16,792) reflecting the short-term investment of the Company’s cash balance.
Expenses for the quarter ended March 31 totalled $2,041,507 in 2006 and 2,275,116 in 2005.

Pilot Upgrader	Quarter Ended ($000s)
	2006	2005

Total expense	2,041	2,275

Administrative Costs	Quarter Ended ($000s)
	2006	2005

Total expense	1,081	850

Administrative Costs	Quarter Ended March 31
	2006	2005

Office Expenses	47,419	70,605
Business development	390,574	205,807
Insurance	2,723	673
Legal	155,216	58,326
Salaries/Benefits	403,436	446,412
Professional Fees	61,468	53,636
Shareholder services	21,132	14,815

Total Expense	1,081,961	850,274

Increase in Administrative costs largely due to increased business development in many countries

INTEREST EXPENSE
An imputed Interest charge is recognized at a rate of 12% per annum on the convertible debentures payable which aggregated $95,572 in 2006 and $104,523 in 2005.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense for the year quarter ended March 31, 2006 totalled $157,560 compared to $156,845 in 2005. The Company’s assets are depreciated or amortized on a declining balance method at rate of 10% per annum and 20% per annum, except for office equipment which depreciates on a straight line basis over a five year period.
The Corporation regularly reviews the valuation and amortization of the patents and technology rights and has concluded that the amortization charges cover any other impairment in the value of its investments that may have occurred.
OPTIONS AND WARRANTS
During the quarter ended March 31, 2006 the corporation issued 5,355,000 options at a weighted average exercise price of $0.46 to employees, directors, and officers of the Company.
The fair value of options granted in 2005 was $0.27 per share using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield (2004 – zero dividend yield); expected volatility of 155% (2004 – 100%); risk-free rate of 3.5% (2004 – 3%); and expected life of 5 years (2004 – 5 years).
The Corporation granted a convertible note holder warrants to acquire 426,000 common shares at $0.85 per share prior to July 24, 2006. The holder of the note is a director and officer of the Company.
CAPITAL EXPENDITURES
Genoil capitalizes expenditures only when they are of a tangible nature or they relate to the acquisition of new technologies.
LIQUIDITY AND CAPITAL RESOURCES
Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies.
The Company used $1,620,448 of cash in its operations during the first quarter of 2006 (2005 – a use of $1,938,241). The Company expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
At March 31, 2006, the Corporation had working capital defiency of $2,232,395, which includes $1,694,196 due to related parties.
At March 31, 2006, Genoil had 247,103,530 shares outstanding on a fully diluted basis – 207,919,642 basic, 22,987,667 stock options and 16,196,221 warrants/convertible instruments.

The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.
The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.
At May 28, 2006, the number of common shares of the Company outstanding and the number of common shares issuable pursuant to other securities of the Company outstanding are as follows:

Common Shares	Number

Outstanding	211,811,892
Issuable under options	22,534,334
Issuable under warrants	2,968,142
Issuable pursuant to convertible debentures	12,814,136

To preserve cash, the Corporation regularly enters into “shares for debt” exchanges with those of its creditors willing to accept such an arrangement. No specific number of shares has been reserved for the “shares for debt” program, but each transaction is conducted in accordance with Policy 4.3 – Shares for Debt of the TSX Venture Exchange.
RISKS AND UNCERTAINTIES
To date the Corporation has not achieved commercial operations from its various patents and technology rights. At March 31, 2006, the Corporation had working capital deficit of $2,232,395. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.
Genoil has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue Genoil’s business development and marketing activities. If Genoil does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.
On February 9, 2006, a Statement of Claim was filed in the Court of Queen’s Bench of Alberta, with Genoil as the defendant, alleging a liability of $51,120 owing to the plaintiff on account of unpaid royalties and non-performance in respect of the execution of a further formal document evidencing the propriety of the royalty. Genoil denies each and every allegation and believes the lawsuit is without merit.

BUSINESS PROSPECTS AND OUTLOOK
The Company believes that progress towards commercialization of its technologies will allow it to raise the capital necessary to emerge from its historical financial challenges and attain profitable operations. The commercialization of Genoil’s GHU represents a key stage in the Company’s growth and is expected to be a turning point in its history. Until now, Genoil has principally been a technology development company, but commercialization has begun for one of Genoil’s most important technologies. Genoil intends to market its GHUs at refinery locations throughout the world. Management estimates that there are approximately 13 million barrels per day of refinery bottoms and 9 million barrels per day of heavy oil that have the potential to be upgraded to lighter products using the GHU process. Genoil believes that the GHU can have a substantial positive impact on the shortage of transportation fuels being experienced worldwide and assist the Western World in gaining greater energy independence.
Genoil believes that the Lukoil-Komi LLC relationship, if successful, could potentially lead to a 250,000 bpd processing engagement. Genoil’s test of Lukoil’s crude was very successful in achieving unusually high rates of conversion of the crude’s pitch component thus achieving API upgrading targets sought by Lukoil.
In China, Genoil signed an MOU (Memorandum of Understanding) with Hebei Zhongie Petrochemical pursuant to a 30,000 barrel a day refinery. Genoil is working on this project now and China’s representatives are planning to visit Genoil’s facilities in Alberta during the first half of 2006.
Genoil is in discussions with several of the Gulf States, and the Genoil management has had in depth meetings with the leading oil companies in numerous of these markets. Management is optimistic that the interest that has been shown in Genoil’s Hydroconversion Upgrader in the Gulf States could lead to business in the future. PDVSA in Venezuela continues to show interest in the GHU. Discussions are ongoing with PEMEX, Valero, Total and Petrochina, with management wanting to continue Genoil’s progress in the Chinese market by establishing a strategic relationship with Petrochina. Oman, Qatar, Bahrain, UTS in Canada, Sinopac, TNK in Russia, and many others are in various stages of discussion.
Other projects Genoil is in discussions on are farther away at this stage, but could move quickly. They center on Genoil sharing in the ownership of heavy oil assets in exchange for the utilization of the GHU technology at cost, and participating in a closed loop production facility using the GHU to upgrade the bitumen.
Critical Accounting Estimates
In the preparation of the financial statements, it was necessary for Genoil to make certain estimates that were critical to determining our assets, liabilities and net income. None of these estimates affect the determination of cash flow but do have a significant impact in the determination of net income.
The significant accounting policies used by the Company are disclosed in the notes to the Company’s consolidated financial statements. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion outlines such accounting policies and is included in this MD&A to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported. The Company’s management reviews its estimates regularly.
The following significant accounting policies outline the major policies involving critical estimates.
Impairment of Long Lived Assets
The Company has adopted the CICA Handbook Section 3063, Impairment of Long-Lived Assets. This requires the Company to assess the impairment of long-lived assets, which consist of upgraders, patents and technology rights, and office equipment, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used are measured by a comparison to the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the assets exceeds its fair value.
Accounting Changes
There were no changes to accounting policies or principles during the first quarter of 2006.
Fair Value Measurement
(a)	Fair value of financial instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties, note payable, and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value as the implicit interest rate is similar to current market rates.

(b)	Credit risk

The Company is exposed to credit risk with respect to its cash and receivables. Receivables are comprised substantially of goods and services tax credits receivable from a Canadian tax agency and cash is placed with a major Canadian financial institution, both of which management believes mitigates the risks associated with these financial instruments.

(c)	Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the convertible debenture not bearing interest.

(d)	Foreign currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At March 31, 2006, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. At March 31, 2006, the Company had approximately US$10,000 (2005 - $Nil) cash on hand and US$136,0005 included in accounts payable and accrued liabilities, which is subject to foreign exchange fluctuation.
Related Party Transactions
See note 6 and note 12 to the consolidated interim financial statements.
Critical Accounting Disclosure
As at the financial period ended March 31, 2006, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at March 31, 2006 to provide reasonable assurance that material information relating to the Company would be made known to them by others within those entities.

For the three months ended March 31, 2006
Responsibility for Financial Statements
The accompanying unaudited interim Consolidated FINANCIAL STATEMENTS of Genoil Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these principles are set out in note 2 to the financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these consolidated financial statements have been fairly presented.
The auditors of Genoil Inc.have not performed a review of the unaudited interim consolidated financial statements for the three months ended March 31, 2006.

Unaudited interim Consolidated Financial Statements of

GENOIL INC.

Three months period ended March 31, 2006

GENOIL INC.
Consolidated Balance Sheets

	March 31,	December 31,
	2006	2005

	(unaudited)	(audited)
Assets:
Current
Cash	$625,774	$455,632
Accounts receivable	92,077	99,383

	717,851	555,015

Upgraders (note 3)	2,257,809	2,322,540
Patents and technology rights (note 4)	3,095,044	3,183,478
Office equipment (note 5)	90,477	94,871

Total Assets	$6,161,181	$6,155,904

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$1,239,779	$1,678,550
Due to related parties (note 12)	235,799	118,383
Convertible notes (note 6)	1,485,702	1,458,397

	2,961,280	3,255,330

Convertible debentures (note 7)	2,128,771	2,033,199
Total Liabilities	5,0910,051	5,288,529

Shareholders’ equity
Share capital (note 8)
Authorized
An unlimited number of common shares without par value
Issued common shares (note 8)	23,831,605	21,665,406
Warrants to purchase common shares (note 9)	559,958	1,052,984
Contributed surplus (note 10)	8,621,210	8,022,431
Deficit	(31,941,644)	(29,873,446)

	1,071,130	867,375

Total Liabilities and Shareholders’ Equity	$6,161,181	$6,155,904

Ability to continue as a Going Concern (note 1)
Commitments and Contingencies (note 11)
Subsequent Events (note 14)
See accompanying notes to consolidated financial statements.

“David K. Lifschultz” Director	“Brian D. Korney” Director

GENOIL INC.
Consolidated Statements of Loss
(Unaudited)

	Three months ended
	March 31,
	2006	2005

		(restated)
Revenue:
Interest	$614	$16,792

Expenses:
Pilot upgrader	107,632	853,289
Administration	1,081,965	850,274
Stock based compensation (note 8)	598,778	75,424
Accretion of convertible notes (note 6)	27,305	—
Interest and accretion of convertible debentures (note 7)	95,572	104,523
Warrants issued to note holder	—	234,761
Depreciation and amortization	157,560	156,845

	2,068,812	2,275,116

Loss for the period	$(2,068,198)	$(2,258,324)

Loss per share:
Basic and diluted	$(0.01)	$(0.01)

Consolidated Statements of Deficit

	Three months ended
	March 31,
	2006	2005

Deficit, beginning of period	$(29,873,446)	$(18,950,125)

Loss for the period	(2,068,198)	(2,258,324)

Deficit, end of period	$(31,941,644)	$(21,208,449)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended
	March 31,
	2006	2005

		(restated)
Cash provided by (used in):

Operations:
Loss for the period	$(2,068,198)	$(2,258,324)
Non-cash items:
Depreciation and amortization	157,560	156,845
Interest charges on note payable	—	8,951
Accretion of convertible notes	27,305	—
Accretion of convertible debentures	95,572	95,572
Stock-based compensation	598,778	75,424
Warrants issued to lender	—	234,761
Changes in non-cash working capital	(431,469)	(251,470)

Cash used in operations	(1,620,448)	(1,938,241)

Financing:
Options and warrants exercised	1,673,173	31,889
Advances from (repayment to) related parties	117,416	(1,162,145)

	1,790,589	(1,130,256)

Investments:
Additions to:
Hydroconversion upgrader	—	(235,340)
Pilot upgrader	—	15,413
Office equipment	—	(40,281)

	—	(260,208)

Increase (decrease) in cash	170,142	(3,328,705)

Cash, beginning of period	455,632	5,638,220

Cash, end of period	$625,774	$2,309,515

Cash payments for:
Interest	$—	$—

Non-cash items not included in the statements of cash flows are as follows:

Issuance of common shares on settlement of debts	$96,875	$93,147

See accompanying notes to consolidated financial statements.

GENOIL INC.
Notes to Consolidated Financial Statements
Three months ended March 31, 2006
General:
The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The following disclosures are incremental to the disclosures included in the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the financial statements for the year ended December 31, 2005.

1.	Nature of Business and Ability to Continue as a Going Concern

Genoil Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed on development and commercialization of the upgrader technology which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the OTC Bulletin Board using the symbol GNOLF.OB.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at March 31, 2006, the Company has a working capital deficiency of $2,232,395, has incurred a loss of $2,040,893 (2005 — $2,258,324) for the quarter ended March 31, 2006, and has accumulated losses of $31,914,339 (2005 - $20,474,507) since inception.

The ability of the Company to continue as a going concern is in substantial doubt and dependent on achieving profitable operations, commercializing its upgrader technology, and obtaining the necessary financing in order to develop this technology further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. Subsequent to year-end, the Company received additional equity financing (note 15)

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 2
Three months ended March 31, 2005
2.	Significant accounting policies
(a)	Basis of presentation
These consolidated financial statements include the accounts of the Company and its wholly owed United States subsidiary Genoil (USA), Inc., together with a 50.1% interest in Velox Corporation (an inactive company with no significant assets or liabilities). All intercompany transactions and balances have been eliminated
(b)	Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.
(c)	Upgraders and office equipment
The upgraders and office equipment are recorded at cost. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Amortization and depreciation are provided using the following methods and annual rates:

Upgraders	- 10% declining balance

Office equipment	- 20% straight line
(d)	Patents and technology rights
Patents are recorded at cost and are amortized over ten years on a declining balance basis. Pending patent costs are not amortized until the patents are registered.
Technology rights are recorded at cost. Amortization is provided over ten years on a declining balance basis.
(e)	Impairment of long-term assets
The Company has adopted the CICA Handbook Section 3063, Impairment of Long-Lived Assets. This requires the Company to assess the impairment of long-lived assets, which consist of upgraders, patents and technology rights, and office equipment, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used are measured by a comparison to the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the assets exceeds its fair value.
(f)	Foreign currency translation
Accounts of foreign operations, which are considered financially and operationally integrated, are translated to Canadian dollars using average rates for the year for revenue and expenses, except depreciation and amortization which are translated at the rate of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in earnings. Monetary assets are translated at current exchange rates and non-monetary assets are translated using historical rates of exchange.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 3
Three months ended March 31, 2005
2. Significant accounting policies — continued
(g)	Research and development costs
Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria, the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.
(h)	Stock-based compensation
Effective January 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendations of the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other-Stock-Based Payments, which requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002 and to account for the grants as compensation expense in its financial statements. The effect of the change in accounting policy is described in note 3.
The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. See note 10 for details of assumptions used in the calculations.
(i)	Income taxes
The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases (the temporary difference). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.
(j)	Loss per share
Basic per share amounts are calculated using the weighted average number of shares outstanding during the reporting period. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the reporting period. The weighted average number of shares outstanding is then adjusted by the net change.
For the quarter ended March 31, 2006 and 2005, potentially dilutive common shares (relating to convertible notes and debentures as well as options and warrants outstanding at year end) totaling 49,337,242 (2005 — 55,261,590) were not included in the computation of loss per share because their effect was anti-dilutive. Therefore, basic and diluted loss per share are the same for the years presented.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 4
Three months ended March 31, 2005
2.	Significant accounting policies — continued
(k)	Asset retirement obligation
The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related long-lived asset.

As at March 31, 2006 and 2005, the Company had no asset retirement obligations.
(l)	Convertible instruments
The equity and liability components of convertible instruments are presented separately in accordance with their substance. The liability component is accreted to the amount payable at maturity by way of a charge to earnings using the effective interest method. Detachable warrants issued in conjunction with the convertible instrument are recorded at fair value using the Black-Scholes stock price valuation model, and classified as a separate component of shareholders’ equity.

3.	Upgraders

	Pilot upgrader			Hydroconversion upgrader
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total

Balance, December 31, 2003	$3,549,948	$(874,599)	$2,675,349	$—	$—	$—	$2,675,349
Additions (disposals)	199,004	—	199,004	819,477	—	819,477	1,018,481
Depreciation	—	(277,485)	(277,485)	—	—	—	(277,485)

Balance, December 31, 2004	3,748,952	(1,152,084)	2,596,868	819,477	—	819,477	3,416,345
Additions (cost recovery)	(15,412)	—	(15,412)	1,371,951	—	1,371,951	1,356,539
Depreciation	—	(258,916)	(258,916)	—	—	—	(258,916)
Write-down	—	—	—	(2,191,428)	—	(2,191,428)	(2,191,428)

Balance, December 31, 2005	$3,733,540	$(1,411,000)	$2,322,540	$—	$—	$—	$2,322,540

Additions	—	—	—	—	—	—	—
Depreciation	—	(64,731)	(64,731)	—	—	—	(64,731)

Balance, March 31, 2006	$3,733,539	$(1,475,731)	$2,257,809	$—	$—	$—	$2,257,809
During the year ended December 31, 2004, the Company agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader would generate. The Company initially estimated the total design, construction and implementation costs to be in excess of U.S. $11 million. In 2005, the Company incurred design and material costs of $1,371,951 (2004 — $819,477) for the hydroconversion upgrader installation.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 5
Three months ended March 31, 2005
During the year ended December 31, 2005, the Company received notice that the U.S. refinery terminated its contract with the Company. As such, management has determined that the hydroconversion upgrader had been impaired and recorded a $2,191,428 (2004 — $Nil) writedown against this amount.
4.	Patents and technology rights

	Patents			Technology rights
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total

Balance, December 31, 2003	$856,201	$(201,291)	$654,910	$6,238,437	$(1,177,436)	$5,061,001	$5,715,911
Additions	448	—	448	391,700	—	391,700	392,148
Write-down	—	—	—	(2,405,000)	288,088	(2,116,912)	(2,116,912)
Depreciation	—	(65,513)	(65,513)	—	(388,436)	(388,436)	(453,949)

Balance, December 31, 2004	856,649	(266,804)	589,845	4,225,137	(1,277,784)	2,947,353	3,537,198
Depreciation	—	(58,985)	(58,985)	—	(294,735)	(294,735)	(353,720)

Balance, December 31, 2005	$856,649	$(325,789)	$530,860	$4,225,137	$(1,572,519)	$2,652,618	$3,183,478

Additions	—	—	—	—	—	—	—
Depreciation	—	(14,749)	(14,749)	—	(73,685)	(73,685)	(88,434)

Balance, March 31, 2006	$856,649	$(340,538)	$516,111	$4,225,137	$(1,646,204)	$2,578,933	$3,095,044

The patents relate to fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire from 2019 to 2021.

The Company has the worldwide rights, except for Europe, for certain oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the commercial application of its patents and technology rights and ultimately attaining profitable operations.

During 2004, the Company determined that the technology rights had been impaired and recorded a $2,116,912 impairment provision against these rights.

In 2005 and 2006 the Company recorded depreciation on these assets.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 6
Three months ended March 31, 2005
5.	Office equipment

	Office	Accumulated
	equipment	depreciation	Total

Balance, December 31, 2003	$80,098	$(29,620)	$50,478
Additions	14,570	—	14,570
Depreciation	—	(11,467)	(11,467)

Balance, December 31, 2004	94,668	(41,087)	53,581
Additions	58,161	—	58,161
Depreciation	—	(16,871)	(16,871)

Balance, December 31, 2005	$152,829	$(57,958)	$94,871
Additions	—	—	—
Depreciation	—	(4,394)	(4,394)

Balance, March 31, 2006	$152,829	$(62,352)	$90,477
6.	Convertible notes

	Face			Carrying
	Amount	Discount	Accretion	Value

Convertible note 1 (note (a))	$750,000	$(25,819)	$24,890	$749,071
Convertible note 2 (note (b))	750,000	(26,738)	13,369	736,631

	$1,500,000	$(52,557)	$38,259	$1,485,702

(a)	On October 24, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note is due on April 6, 2006 and has an interest rate of 12% per annum. The note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The Company can require conversion of the note, if the Company’s common share trading price exceeds $1.55 per share, based on the weighted average trading price for the day on the TSX Venture Exchange for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $724,181 on the date the agreement was signed. The residual portion of the proceeds of $25,819 was allocated to the conversion option and was recorded as debt discount with the corresponding charge to contributed surplus.

During the year ended December 31, 2005, the Company recorded accretion expense of $10,954 to its fair value.

In April 2006, the Company issued 1,800,000 common shares on the settlement of amounts owing to a director and officer of the Company, related to convertible instruments entered into in 2005.

(b)	On December 23, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note is due on June 24, 2006 and has an interest rate of 12% per annum. The note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The note holder also received 426,000 warrants entitling them to purchase the

GENOIL INC.
Notes to Consolidated Financial Statements, Page 7
Three months ended March 31, 2005
same number of shares at a price of $0.85 per share at any time prior to July 24, 2006. The Company can require conversion of the note, if the Company’s common share trading price exceeds $1.55 per share, based on the weighted average trading price for the day on the TSX Venture Exchange for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $723,262 on the commitment date. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 77%; risk-free rate of 3.8%; and expected life of 0.5 years, resulted in a fair value of $1,150. The residual portion of the proceeds of $25,588 was allocated to the conversion option. Both the warrants and conversion option was recorded as debt discounts and will be accreted over the term of the debt.

In May 2006, the Company issued 1,764,205 common shares on the settlement of amounts owing to a director and officer of the Company, related to convertible instruments entered into in 2005
7.	Convertible debentures:

On December 23, 2004 the Corporation received $5,638,220 and issued non-interest bearing convertible debentures. The debentures mature in December 2014 and are convertible at any time prior to December 23, 2014 into common shares at $0.44 per share. The Corporation can require conversion of the debentures if the common share trading price exceeds $1.55 per share during the term. The debenture holders were issued 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share at any time prior to December 23, 2009.

The fair value of the repayment obligation, being the present value of the future principal payment using a discount factor of 12%, was estimated to be $1,815,356 at December 31, 2004. The fair value of the warrants was estimated to be $834,153. To estimate the fair value of the warrants, the Corporation used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life 10 years.

The fair value of the holders’ conversion options was $2,988,710, being the residual amount of the proceeds received.

In the first quarter of 2006, the Corporation recorded $95,572 for the accretion of the debenture to its face value as a financing expense.

8.	Share capital:
(a)	Authorized:

An unlimited number of common shares without par value

GENOIL INC.
Notes to Consolidated Financial Statements, Page 8
Three months ended March 31, 2005
(b)	Issued:

Changes in the share capital are as follows:

	Number of
	Shares	Amount

Balance, December 31, 2005	196,051,227	$21,665,406
Warrants exercised	2,977,827	446,674
Transfer on warrant conversion		493,026
Stock options exercised	8,547,436	1,129,625
In settlement of payables Directors, officers and employees	343,152	96,875

Balance, March 31, 2006	207,919,642	$23,831,605

The legal capital of the Corporation exceeds the stated capital by $15,200,000.
(c)	Stock-based compensation:
The Corporation has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the board when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance in aggregate pursuant to options granted under the plan is fixed at 32,000,000 and the maximum number of common shares that may be optioned to any one person, in aggregate at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.

Changes in the stock options outstanding for the three months ended March 31, 2006 are as follows:

		Weighted
	Number	average
	of	exercise
	options	price

Outstanding, December 31, 2005	27,180,103	0.19
Granted to employees, directors and officers	5,355,000	0.46
Cancelled	(1,000,000)	0.30
Exercised	(8,547,436)	0.14

Outstanding, March 31, 2006	22,987,667	$0.26

The options granted to directors, officers and employees may be exercised over five years from the date of granting and expire from time to time to February 2010. The weighted average remaining contractual life of the options at March 31, 2006 is 3.4 years. The options granted to consultants vest immediately.

The fair value of options granted in 2006 was $148,324 (2005 — $148,324) using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of five years.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 9
Three months ended March 31, 2005
(d)	Per share amounts:
Per share amounts have been calculated based on the weighted average number of shares outstanding. The weighted average shares outstanding for the period ended March 31, 2006 was 199,747,860 (2005 – 185,460,547).

In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding as they are anti-dilutive.

9.	Warrants to purchase common shares:

		Average
	Number of	exercise
	warrants	price

Outstanding, December 31, 2005	6,359,912	0.55	1,052,984
Transfer to share capital on exercise of warrants	2,977,827	0.17	493,026

Outstanding, March 31, 2006	3,382,085	0.17	559,958

10.	Contributed surplus

Balance, December 31, 2005	8,022,431

Stock options issued to consultants
Stock options issued to employees, officers and directors	598,779

Balance March 31, 2006	$8,621,210

11.	Commitments and contingencies
(a)	The Company has entered into an operating lease commitment which requires minimum lease payments summarized as follows:

2006	$111,000
2007	12,500
2008	1,600

$125,100

(b)	Pursuant to a consultant agreement with a former officer of the Company, which expires on June 30, 2006, the Company is obligated to pay the remaining term of the contract. As at March 31, 2006, the compensation obligation over the remaining three months of the contract amounts to $46,575. The amount is repayable in shares to be issued in 2006.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 10
Three months ended March 31, 2005
12.	Related party transactions:

Due to related parties:

	March 31,	December 31,
	2006	2005

Directors and former directors	$58,125	$58,125
Companies controlled by directors	177,674	60,258

	$235,799	$118,383

During the quarter, companies controlled by a director advanced $117,416 to the Company. In addition, the Corporation issued shares in the amount of $46,875 to settle payables to a former director, officers and employees.

13.	Financial instruments:

The Corporation is exposed to foreign currency fluctuations as certain of its obligations are U.S. dollar denominated. At March 31, 2006 there were no contracts in place to manage this exposure.

Fair value estimates are made as of a specific point in time, using specific available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. For cash, accounts receivable, accounts payable and accrued liabilities and due to related parties the carrying amounts approximate the fair value due to the short maturity of these instruments.

14.	Subsequent events

In April 2006, the Company issued 1,800,000 common shares on the settlement of amounts owing to a director and officer of the Company, related to convertible instruments entered into in 2005.

In May 2006, the Company issued 1,764,205 common shares on the settlement of amounts owing to a director and officer of the Company, related to convertible instruments entered into in 2005

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, David K. Lifschultz, the Chief Executive Officer of Genoil Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc. (the issuer) for the interim period ending March 31, 2006;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 30, 2006

“David K. Lifschultz” David K. Lifschultz
Chief Executive Officer
Genoil Inc.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Kirk R. Morgan, the Chief Financial Officer of Genoil Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc. (the issuer) for the interim period ending March 31, 2006;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 30, 2006

“Kirk R. Morgan”
Kirk R. Morgan
Chief Financial Officer
Genoil Inc.